DynaMotive Energy Systems Corporation

                              FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                           -----------------

                    REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                  THE SECURITIES EXCHANGE ACT OF 1934
                            FOR August 20, 2003

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable






				       FORM 27

                    MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                      OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    August 20, 2003

3.  Press Release
    -------------

    August 20, 2003

4.  Summary of Material Change
    --------------------------

    Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB:
    DYMTF), today announced that it has completed its December 31st, 2002 audited financial statements and its March 31, 2003 (un-audited) financial statements. These statements and other related documents have been filed with the SEC and the British Columbia Securities Commission. This puts the Company up to date with all its regulatory filing requirements.


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------



    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 21st day of August, 2003


                   DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                           (signed)        "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman














IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.













DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release - August 20, 2003

DynaMotive Announces Completion of Filing of its Audited Financial Statements

Vancouver, BC Canada DynaMotive Energy Systems Corp. (OTCBB: DYMTF), today announced that it has completed its December 31st, 2002 audited financial statements and its March 31, 2003 (un-audited) financial statements. These statements and other related documents have been filed with the SEC and the British Columbia Securities Commission. This puts the Company up to date with all its regulatory filing requirements.

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries and to economically convert them into a renewable and environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char and in doing so establishing these residues as a renewable, environmentally friendly and cost competitive energy reserve.


For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000             Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005            Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson                   Managing Director
Tel: (44) 0207 550 3872         Fax:  (44) 0207 409 2304

or US  enquiries, contact:
James Acheson                   Chief Operating Officer
DynaMotive Corporation
Tel: (323) 460-4900             Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.